

Mail Stop 3561

March 6, 2017

Via E-mail
Denis M. Holler
Chief Financial Officer
Civitas Solutions, Inc.
313 Congress Street, 6th Floor
Boston, Massachusetts 02210

> **Re:** **Civitas Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed December 14, 2016**
> **File No. 001-36623**

Dear Mr. Holler:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

1.   Your disclosure under Note 20, Segment Information, indicates that you evaluate performance based on EBITDA for each segment. Please expand your discussion of the results of operations for each of your reportable segments to describe the underlying drivers for the changes in segment EBITDA between reporting periods. If there are multiple drivers that are responsible for the changes, please discuss and quantify the effect of each driver that you have identified.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Joel Parker for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining